16003007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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SEC Mail Processing Section FEB 18 2016 Washington DC 409

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49463 |

JG 2/22/16

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER GLOBAL INVESTMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 WEST BROAD STREET, SUITE 300
(No. and Street)

| STAMFORD | CT | 06902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN BRANDT, 203-674-5139
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

| 18 HOOK MOUNTAIN ROAD | PINE BROOK | NJ | 07058 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC / TM 2016 FEB 18 PM 1:20 RECEIVED

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

JG

## OATH OR AFFIRMATION

I, STEPHEN BRANDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER GLOBAL INVESTMENTS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Therese Richards
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2019

Signature

CEO
Title

Therese Richards
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PARKER GLOBAL INVESTMENTS, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2015

# PARKER GLOBAL INVESTMENTS, LLC

## TABLE OF CONTENTS

### December 31, 2015

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

# INDEPENDENT AUDITORS' REPORT

To the Member
of Parker Global Investments, LLC

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC a Connecticut Single Member LLC, as of December 31, 2015, and the related notes.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Van Duyne, Bruno & Co

Pine Brook, NJ

January 22, 2016

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

**PARKER GLOBAL INVESTMENTS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2015**

ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash | $ | 28,609 |
| Prepaid expenses | | 3,526 |
| Total current assets | | 32,135 |
| Total assets | $ | 32,135 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current liabilities | | |
| Purchaser deposit | $ | 2,950 |
| Total liabilities | | 2,950 |
| Member's equity | | 29,185 |
| Total liabilities and member's equity | $ | 32,135 |

See notes to financial statement

**Note 1 – Summary of Significant Accounting Policies**

This summary of significant accounting policies of Parker Global Investments, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

**Business activity**

The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and the initial and trailing commissions earned through the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

On May 28, 2015, The Company entered into a Purchase/Sale Agreement to sell the Company's right, title and interest in and to the shares, for consideration specified in the agreement, to PAS Holdings, LLC (the purchaser), free and clear of any mortgage, lien, encumbrance, charge or security interest. As of the report date, the purchaser has applied for approval as a broker/dealer with FINRA. Once FINRA approval is granted, the Purchase/Sale Agreement will be executed and the final closing will commence.

**Cash and cash equivalents**

Cash and cash equivalents include all cash balances and highly liquid investments, with an initial maturity of three months or less.

**Revenue**

The Company recognizes revenue from placement fees and the initial and trailing commissions upon the completion of the private placement offering, the sale of the private placement product, and based upon a percentage of the Net Asset Value of the underlying securities calculated quarterly.

**Significant credit risk**

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

**Statement of cash flows**

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

## Note 1 – Summary of Significant Accounting Policies (continued)

**Financial instruments**

The Company's financial instruments are cash and cash equivalents, prepaid expenses, and accounts payable. The recorded values approximate their fair values based on their short-term nature.

**Income taxes**

The Company, organized in the state of Connecticut as a single member limited liability company, is considered a disregarded entity for Federal and State income tax purposes and its activity is included in the tax return of its Parent. Accordingly, there is no provision for Federal or State income taxes, since these taxes are the personal responsibility of the members of the Parent.

The Company adopted the provision pertaining to uncertain tax position (ASC Topic 740) and had determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

**Utilization of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 – Prepaid Expenses

Prepaid expenses at December 31, 2015 are summarized as follows:

| | 2015 |
|---|---|
| Prepaid FINRA fees | $ 2,950 |
| Prepaid Insurance | 576 |
| Total Prepaid Expenses | $ 3,526 |

## Note 3 – Purchaser Deposit

Represents a deposit from PAS Holdings, LLC, pending purchaser of the entity, as described in Note 1 of the financial statements. PAS Holdings, LLC provided the company funds in order to pay for various FINRA fees for the upcoming year.

**Note 4 – Related Party Transactions**

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirement under Rule 15c3-1. The Company did receive $576 of additional capital from its Parent during the year ended December 31, 2015.

**Note 5 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)**

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

**Note 6 – Net Capital Requirement**

As a registered broker-dealer and member firm of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $28,609, which exceeded its required net capital by $23,609.

**Note 7 – Concentration of Credit Risk**

The Company maintains its cash balances at one financial institution located in Connecticut. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, and at times the balances may exceed this limit. At December 31, 2015, all balances did not exceed such limits and accordingly were insured by the FDIC.

**Note 8 - Recent Accounting Pronouncements**

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

**Note 8 - Recent Accounting Pronouncements (continued)**

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

**Note 8 - Recent Accounting Pronouncements (continued)**

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

**Note 9 – Subsequent Events**

Management has evaluated subsequent events through January 22, 2016, the date on which the financial statements were available to be issued.

PARKER GLOBAL INVESTMENTS, LLC
9 WEST BROAD STREET- SUITE 300
STAMFORD, CT 06902

# EXEMPTION REPORT

Parker Global Investments, LLC ("The Firm"), to the best knowledge and belief, claim to meet the exemption requirements under Rule 15c3-3 of the Securities and Exchange Commission;

i) That the Firm has met the exemption under section k(2)(i), whereby the Firm will not hold customer funds or safe-keep customer securities..

ii) That the Firm met the identified exemption provisions in Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Signed:

Stephen Brandt
CEO - FINOP

Date: 2/11/16

9 WEST BROAD STREET – SUITE 300
STAMFORD, CONNECTICUT 06902
TELEPHONE (203) 358-4000 • FACSIMILE (203) 358-4012
WEBSITE WWW.PARKERGLOBAL.COM • E-MAIL INFO@PARKERGLOBAL.COM